SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________
                                  Schedule 13D
                                 (Rule 13d-101)
 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*


                         Real Goods Trading Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  756012 10 0
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 2001
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

--------------------------------- ----------------------------------------------

CUSIP No.  756012-10-0                             13D
--------------------------------- ----------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gaiam.com, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)   X
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           0
                            ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         0
                            ----------------------------------------------------
 PERSON                    10     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
================================================================================

CUSIP No.  756012-10-0                             13D
--------------------------------- ----------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gaiam, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)   X
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           1,000
                            ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         1,000
                            ----------------------------------------------------
 PERSON                    10     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100.00%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
================================================================================

CUSIP No.  756012-10-0                             13D
--------------------------------- ----------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jirka Rysavy
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)   X
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           1,000
                            ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         1,000
                            ----------------------------------------------------
 PERSON                    10     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100.00%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
================================================================================

Item 1.  Security and Issuer.

     This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on October 27, 2000, as previously amended (the "Statement") of Gaiam.com, Inc. ("Gaiam.com"), Gaiam, Inc. ("Gaiam") and Jirka Rysavy ("Rysavy") relating to the Common Stock, no par value (the "Common Stock") of Real Goods Trading Corporation (the "Company"). The principal executive offices of the Company are located at 3440 Airway Drive, Santa Rosa, California 95403.

Item 3.  Source and Amount of Funds or Other Consideration.

     The disclosure under Item 4 below is hereby incorporated by this reference.

Item 4.  Purpose of Transaction.

     On January 29, 2001, Gaiam acquired all of the 4,814,242 outstanding shares of the Company's Common Stock pursuant to a Merger Agreement between Gaiam and the Company dated October 13, 2000. Under the Merger Agreement, a wholly-owned subsidiary of Gaiam (the "Merger Sub") was merged with and into the Company (the "Merger"), with the Company as the surviving company. In exchange for all of the outstanding shares of the Company's Common Stock, Gaiam issued one share of Gaiam Class A Common Stock for every 10 shares of the Company's Common Stock outstanding (or a total of approximately 481,424 shares of Gaiam Class A Common Stock). Pursuant to the Merger Agreement, each shareholder of the Company is also entitled to receive (i) a gift certificate redeemable for Gaiam's products in lieu of any fractional share of Gaiam Class A Common Stock and (ii) at his or her option, another gift certificate equal to $1 for each share of Common Stock he or she owned on the effective date of the Merger, up to a maximum value of $100. As a result of the Merger, the 4,814,242 shares of Common Stock were cancelled and the 1,000 shares of the common stock of Merger Sub were converted into 1,000 shares of Common Stock. The 1,000 shares of Common Stock are the only shares of Common Stock now outstanding. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement attached to Amendment No. 1 filed October 20, 2000.

     In addition, Gaiam.com's option (the "Option") granted by WP Colorado, Inc. ("WP Colorado") to elect to receive 800,000 Shares held by WP Colorado in lieu of a total of $2,000,000 in principal payments and accrued and unpaid interest payments under a Note has expired unexercised.

     As a result of the Merger, the officers and directors of the Merger Sub became the officers and directors of the Company. The articles of incorporation and bylaws of Merger Sub became the articles of incorporation and bylaws of the Company. The Company plans to cause the Common Stock to cease to be quoted on the NASDAQ SmallCap Market and plans to terminate the registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Gaiam may be deemed to be the direct beneficial owner of all of the shares of Common Stock of the Company. By virtue of the relationship previously reported under Item 2 of this Amendment, Mr. Rysavy may be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Gaiam. Mr. Rysavy disclaims beneficial ownership of such shares of Common Stock.

     (b) Gaiam has the power to direct the disposition and vote the shares of Common Stock held by it. By virtue of the relationship described in Item 2 of this Amendment, Mr. Rysavy may be deemed to have the power to vote and direct the disposition of any shares of Common Stock held by Gaiam.

     (c) The disclosure under Item 4 above is hereby incorporated by this reference. Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) Gaiam has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock held by it, and, by virtue of the relationship reported in Item 2 of this Amendment, Mr. Rysavy has the power to direct receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by Gaiam. Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares held by Gaiam.

     (e) Gaiam.com is no longer the beneficial holder of any Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The disclosure under Item 4 above is hereby incorporated by this reference. Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Merger Agreement dated October 13, 2000 by and among Gaiam, Inc. and Real Goods Trading Corporation (incorporated by reference to Exhibit 2.1 to Gaiam, Inc.'s Registration Statement on Form S-4 dated November 22, 2000 (Registration No. 333-50560)).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2001                  /s/ Jirka Rysavy
                                     By: Jirka Rysavy, as Chairman and Chief
                                     Executive  Officer of Gaiam,  Inc. and
                                     Gaiam.com,  Inc. and individually